Exhibit 99.6

To Our Shareholders,

The first quarter of fiscal 2015 is highlighted by the completion of the data analysis from the ELND005 Phase 2/3 study, Lilly’s advancement of the TT401 study and the progress of TT701 toward commencing a Phase 2 study.

Neuropsychiatric Drug Candidate ELND005

Subsequent to the quarter-end, Transition’s subsidiary Transition Therapeutics Ireland Limited (“TTIL”) completed its data analysis of the ELND005 Phase 2/3 study of Alzheimer’s disease (“AD”) patients with moderate or severe agitation and aggression. The data analysis was performed in consultation with six of the leading opinion leaders in neuropsychiatry.

The key takeaways from the data analysis were that: (a) ELND005 significantly improved agitation and aggression in a sub-population of AD patients with severe agitation and aggression; (b) In this population, ELND005 demonstrated numerical improvement in 20 of 21 behavioral symptoms measured as part of primary efficacy endpoint; and (c) ELND005 demonstrated an acceptable safety and tolerability profile. This post-hoc data analysis also provided TTIL with important data to select a patient population, effectively screen for these patients in a clinical setting and identify a dosing regimen with acceptable safety and tolerability.

In current clinical practice, over 70% of AD patients present verbal and physical aggression behaviors at some point during their disease. AD patients with severe agitation and aggression can exhibit disruptive physical behaviors such as hitting and pushing individuals, and verbal behaviors including shouting and cursing. These situations can lead to environments of conflict, stress and even danger for caregivers. With no approved therapies, there is an important need for safe medications that can ameliorate these patients’ behaviors.

Since AD patients with severe agitation and aggression are in the most need for treatment and most likely candidates for institutionalization, ELND005 could provide significant benefit and impact to this patient population and their caregivers, as well as reduce overall costs in managing this patient population.

We believe that the overall data support the clinical advancement of ELND005 to Phase 3 development and define a target AD patient population with severe agitation and aggression. The next step will be to share these findings with regulators to discuss an ELND005 Phase 3 program in AD patients with severe agitation and aggression.

Diabetes Drug Candidate TT401

A Phase 2 study of TT401 in type 2 diabetes subjects has been ongoing and is nearing completion. The study has been performed by our development partner, Lilly, and Transition’s subsidiary Waratah Pharmaceuticals has financially supported the study with a contribution of US$14 million in funding. The randomized, double-blind, placebo-controlled study includes six study arms, four doses of TT401, a placebo arm and a once-weekly exenatide arm. The study has enrolled 420 type 2 diabetes subjects. The main efficacy outcome measures is the change in HbA1c (a measure of blood-glucose levels) at week 12 and 24 and change in body weight over the course of the study. The data from this study is expected to be announced in calendar Q1 2016.

Androgen Deficiency Drug Candidate TT701

TTIL acquired the development and commercialization rights to selective androgen receptor modulator (SARM) drug candidate TT701 in May 2015. TT701 is an oral small molecule compound that has been shown to significantly increase lean body mass and a measurement of muscle strength in 350 male subjects. This completed 12-week, Phase 2 study also demonstrated additional beneficial effects, including significant fat mass reduction with no significant change in prostate specific antigen (PSA) levels. With this unique product profile, TTIL has been performing the necessary drug product manufacturing to have material available to perform a Phase 2 clinical study in a targeted patient population.

Subsequent to the quarter-end, Transition announced a clinical trial agreement between TTIL and the Brigham and Women’s Hospital in Boston, Massachusetts. Under the agreement, TTIL will be supporting an investigator-led clinical study to evaluate TT701 as a therapy to improve the symptoms of androgen deficiency in men with prostate cancer that have undergone a radical prostatectomy procedure.

There is no FDA approved androgen deficiency therapy for prostate cancer patients that have undergone a radical prostatectomy. These patients have low androgen levels which can lead to outcomes including sexual dysfunction, physical dysfunction, and low vitality. These symptoms are considered important contributors to poor quality of life among these patients.

The Phase 2 clinical study is expected to enroll up to 125 subjects and will be performed at selected specialized clinical sites including Brigham and Women’s Hospital. The principal investigator for the Phase 2 study will be Dr. Shalender Bhasin, an internationally recognized endocrinologist with expertise in testosterone biology and men’s aging.

Outlook

Looking ahead, the completed data analysis of the ELND005 Phase 2/3 study has clarified the development forward to advance this neuropsychiatric drug candidate to Phase 3 studies. TTIL is undertaking the activities to engage regulators on next steps in ELND005 clinical development. TTIL also expects the androgen deficiency Phase 2 study of TT701 to commence by calendar year-end 2015. The 420 patient Phase 2 study in type 2 diabetes subjects is nearing completion with data release expected in early calendar 2016.

In parallel with the above mentioned activities, the Company will continue to leverage its development team by growing its pipeline of drug candidates. Our strategy is focused on finding opportunities where we can create value by taking calculated risks with potential new candidates.

We appreciate the continued support of our shareholders and look forward to providing an update on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.